

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 11, 2008

F.R. Saunders, Jr.
President and Chief Executive Officer
2170 West Palmetto Street
Florence, South Carolina 29501
By U.S. Mail and facsimile to (843) 656-2099

Re: First Reliance Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
File No. 000-49757

Dear Mr. Saunders:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant